K&L Gates LLP State Street Financial Center One Lincoln Street Boston, MA 02111 T +1 617 261 3100 F +1 617 261 3175 klgates.com

September 10, 2020

VIA EDGAR

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 02549

Attention: Sonny Oh

Re:	John Hancock Funds II (the “Trust”) — File Nos. 333-126293 and 811-21779
Amendment to Registration Statement on Form N-1A

Dear Mr. Oh:

On behalf of the Trust, we submit this letter in response to comments received by telephone on August 24, 2020, from the staff of the Securities and Exchange Commission (the “SEC”) with respect to Post-effective Amendment No. 231 under the Securities Act of 1933, as amended, and Amendment No. 233 under the Investment Company Act of 1940, as amended (the “1940 Act”), to the Trust’s Registration Statement on Form N-1A, filed with the SEC on June 25, 2020, accession no. 0001133228-20-004055 (the “Amendment”). The Amendment relates to the registration of Class A, Class I, Class R2, Class R4, Class R5, Class R6, and Class 1 shares, as applicable, of Multi-Index 2065 Lifetime Portfolio, Multi-Index 2065 Preservation Portfolio, and Multimanager 2065 Lifetime Portfolio (each a “Fund” and, collectively, the “Funds”), each a newly established series of the Trust.

For convenience, we have set forth each comment below, followed by the Trust’s response. Unless otherwise stated, capitalized terms have the same meaning as in the Amendment, and each comment and response relates to each Fund and class of shares of the Fund.

A.	Comments Applicable to All Prospectuses
1.	Comment — Please provide the ticker symbol for each class of shares on EDGAR and on the front covers of the prospectuses and the Statement of Additional Information (the “SAI”).

Response — The ticker symbol of each class of the Funds will be included on EDGAR and on the front covers of the appropriate prospectuses and the SAI when such class begins operations.

2.	Comment — Under “Fund Summary — Fees and expenses,” in the “Annual fund operating expenses” table, please supplementally explain what is included in the “Service plan fee” line item.

Response — Supplementally, the Trust notes that as disclosed under “Class cost structure — Class R service plan” in the “Fund details” section of the prospectus, in addition to the Rule 12b-1 plans, the Fund has adopted plans for Class R2 and Class R4 shares that authorize the Fund to pay affiliated and unaffiliated entities a service fee for providing certain record keeping and other administrative services in connection with investments in the Fund by retirement plans. The

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service fee is a specified percentage of the average daily net assets of the Fund’s share class held by plan participants and is up to 0.25% for Class R2 shares and 0.10% for Class R4 shares.

3.	Comment — Under “Fund Summary — Fees and expenses,” if the Trust intends to designate Class I or Class R6 shares of the Fund as “Clean Shares” for purposes of the relief provided by the SEC staff in its no action letter to Capital Group (publicly available January 11, 2017) (“Capital Group”), please confirm that the conditions of, and disclosure required by, that letter have been satisfied.

Response — The Trust notes that certain brokers may use Class I shares as “clean shares,” for purposes of the relief provided in Capital Group. Supplementally, the Trust confirms that the conditions described in that letter have been satisfied with respect to Class I shares. The Trust does not intend to designate Class R6 shares of the Funds as “Clean Shares” for purposes of the relief provided by the Capital Group letter.

4.	Comment — Please provide for the Staff’s review completed fee tables under “Fund summary — Fees and expenses” as part of this letter.

Response — The fee tables for the Fund and the share classes described in the Amendment are included in Appendix A to this letter.

5.	Comment — Under “Fund Summary — Fees and expenses,” please clarify what is meant by “class-specific expenses” in Footnote 3 to the “Annual fund operating expenses” table.

Response — In response to the staff’s comment, the Trust notes that “class-specific expenses” means all expenses attributable to Class R6 shares, as applicable, and excludes fund level expenses such as: (a) advisory fees, (b) underlying fund expenses (acquired fund fees), (c) taxes, (d) brokerage commissions, (e) interest expense, (f) litigation and indemnification expenses and other extraordinary expenses not incurred in the ordinary course of business, and (g) short dividend expense. However, the Trust has reviewed the disclosure in Footnote 3 and believes it is adequate and consistent with disclosure requirements, including Instruction 3(e) to Item 3 of Form N-1A. Therefore, the Trust respectfully declines to make any changes in response to this comment.

6.	Comment — Under “Fund Summary — Fees and expenses” in the “Annual fund operating expenses” table, please confirm and state supplementally that any contractual waivers will be in effect for at least a one year period from the date of effectiveness of the registration statement and whether the expense limitation arrangement may be terminated before its expiration date and, if so, by whom and under what circumstances. Please also state supplementally whether the investment adviser has the ability to recoup amounts waived or reimbursed under the contractual expense limitation arrangement. If so, please disclose the conditions under which recoupment may take place.

Response — Supplementally, the Trust confirms that any contractual waivers will be in effect for at least one year from the date of effectiveness, and further notes that management does not have the authority to terminate the Fund’s

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contractual expense limitation or waiver prior to its expiration date and that waived or reimbursed expenses are not subject to recoupment by the adviser.

7.	Comment — Under “Fund Summary — Fees and expenses” in Footnote 4 to the “Annual fund operating expenses” table regarding the Rule 12b-1 fee waiver, please delete the footnote and confirm that the contractual waiver will be reflected in the “Annual fund operating expenses” table.

Response — The Trust has reviewed the disclosure in Footnote 4 to the “Annual fund operating expenses” table and believes it is consistent with disclosure requirements, including Instruction 3(e) to Item 3 of Form N-1A. Therefore, the Trust respectfully declines to make any changes in response to this comment.

8.	Comment — Regarding the disclosure under “Fund summary — Expense example,” please disclose in the narrative introduction that the contractual waivers, if any, are reflected for only one year or the duration of the waiver.

Response — The Trust confirms that the expense examples reflect the effect of any contractual fee waivers only for the periods described in the fee table, as permitted by Instruction 4(a) to Item 3 of Form N-1A. However, as Form N-1A does not require disclosure related to this approach, the Trust respectfully declines to make any changes in response to this comment.

9.	Comment — Please explain supplementally how the Funds will comply with Section 12(d) of the 1940 Act.

Response — Supplementally, the Funds note that they are aware of the limitations of Section 12(d) with respect to investments in other investment companies. The Funds will invest outside of these limits in reliance on two orders granting exemptive relief from Sections 12(d)(1)(A), (B) and (G)(i)(II) of the 1940 Act (see: Rel No. IC-27310, May 2, 2006 and Rel No. 27873, June 26, 2007).

10.	Comment — Under “Fund summary —Principal investment strategies,” please confirm whether the glide path chart should extend for 45 years from the anticipated retirement date.

Response — The Trust notes that the glide path is intended to show shareholders how the Fund’s investments will change as the target date is approached. As the Fund’s investments will not change at a certain distance from the target date, the Trust does not believe that information will provide additional or useful information to shareholders. Therefore, the Trust respectfully declines to make any changes in response to this comment.

11.	Comment — Under “Fund summary —Principal investment strategies,” please clarify what is meant by “alternative/specialty securities and asset classes.”

Response — The trust has revised the disclosure in response to the staff’s comment as-follows:

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The fund may invest in underlying funds that invest in a broad range of equity~~,~~ and fixed-income securities and asset classes. ~~, and~~ The fund may also invest in underlying funds that invest in alternative/specialty securities and asset classes, including, but not limited to, U.S. and foreign securities, ~~including~~ emerging-market securities, commodities, asset-backed securities, small-cap securities, and below-investment-grade securities (i.e., junk bonds).

12.	Comment — The disclosure under “Fund summary —Principal investment strategies” states that the Fund “will invest in various passively managed underlying funds” and that “the fund is not designed to track an index or group of indexes.” Please confirm that “passively managed underlying funds” refer to index funds and, if so, please directly state that in the disclosure. If this term does not refer to index funds, please explain why the Fund includes the term “Multi-Index” in the Fund’s name.

Response — The Trust has revised the disclosure in response to the staff’s comment as-follows:

The fund will invest in various passively managed underlying funds (commonly known as index funds) that as a group hold a wide range of equity-type securities in their portfolios, including convertible securities. The fund may also invest in various actively managed funds. The fund is not designed to track an index or group of indexes.

13.	Comment — Under “Fund summary — Principal investment strategies,” please ensure the disclosure is not generic and fully describes how the Fund will use derivatives and the risks associated with the use of derivatives. See the letter from Barry Miller of the Division of Investment Management of the SEC to the Investment Company Institute dated July 30, 2010 (the “Derivatives Disclosure Letter”).

Response — The Trust confirms that it has reviewed the derivatives disclosure included in the Fund’s prospectus and has determined that it is consistent with the views set forth in the Derivatives Disclosure Letter.

14.	Comment — Please explain the legal basis for the authority of the Fund’s Board to combine the Fund with another similarly situated fund without shareholder approval, and whether the Board would be required to find that such a combination was in the Fund’s best interests.

Response — The Trust expects to rely on the provisions of Rule 17a-8 under the 1940 Act to effect any such a combination, which would include a Board finding that the combination was in the best interests of the merging fund.

15.	Comment —Under “Fund summary — Principal risks,” please reorder the risks to prioritize the risks that are most likely to adversely affect the Fund’s net asset value, yield and total return. Please note that after listing the most significant risks to the Fund, the remaining risks may be alphabetized. See Dalia Blass, Keynote Address - ICI Securities Law Developments Conference, October 25, 2018, available at: https://www.sec.gov/news/speech/speech-blass-102518# and ADI-2019-08 - Improving Principal Risks Disclosure.

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Response — The Trust respectfully submits that the current order of the principal risks is in compliance with the requirements of Form N-1A, which does not require listing the principal risks of investing in a fund in any particular order. The Trust further notes that the alphabetical ordering convention of its “Principal risks” is consistent across the John Hancock complex. However, in order to clarify for shareholders that they should not make any assumptions regarding the significance of the risk factors based on their current order, the Trust included the following in the introductory disclosure under the heading “Fund summary — Principal risks:”

The fund’s main risks are listed below in alphabetical order, not in order of importance.

16.	Comment —Under “Fund summary — Principal risks of investing in the underlying funds,” the Staff notes that there is risk disclosure relating to “Illiquid and restricted securities.” Please revise the disclosure under the heading “Fund summary - Principal investment strategies” to provide a percentage limit on investments in illiquid securities.

Response — The Trust notes that the risk disclosure relating to “illiquid and restricted securities” refers to investments by the underlying funds in illiquid securities and the Fund generally does not monitor, and is not required to disclose, restrictions relating to the underlying funds’ investments in illiquid securities. The Trust further notes that, as disclosed in the SAI and as required by Rule 22e-4 of the 1940 Act, no Fund may invest more than 15% of its net assets in securities that cannot be sold or disposed of in seven calendar days or less without the sale or disposition significantly changing the market value of the investment. As the Trust believes that its’ disclosures are adequate and consistent with the requirements of, among others, Item 4(a) and Item 9(b)(1) of Form N-1A, the Trust respectfully declines to make and changes in response to this comment.

17.	Comment — Under “Fund summary — Portfolio Management,” the Fund states that certain portfolio managers have managed the Fund “since inception.” Please revise this disclosure to indicate the month and year in which each portfolio manager commenced management of the Fund.

Response — Generally, the date that a newly established John Hancock fund (such as the Fund) commences operations is not known at the time that the fund’s shares are registered with the SEC. Thus, if a portfolio manager is expected to manage the fund when it commences operations, the John Hancock funds’ usual practice is to disclose that the portfolio manager has managed the fund since inception, in order to preserve flexibility in disclosure for new funds. The month and year in which each portfolio manager commenced management of the Fund will be disclosed in the Fund’s first annual update. Accordingly, the Trust respectfully declines to make any changes in response to this comment.

18.	Comment — Under “Fund details - Principal investment strategies,” please clarify whether the investment strategies listed under “Other Permitted Investments by the Fund of Funds” are principal investment strategies. If they are principal investment strategies, these strategies should also be included in the Summary section of the prospectus along with appropriate risk disclosure.

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Response — Except to the extent otherwise described in the Summary section of the prospectus, the investment strategies listed under “Other Permitted Investments” are not principal investment strategies.

19.	Comment — If applicable, please disclose in “Principal investment strategies” if short selling is a principal investment strategy of the Fund. If so, please revise the fee table to include an estimate of expenses associated with short selling.

Response — The Trust confirms that short selling is not a principal strategy of the Fund. Therefore, no changes are necessary in response to this comment.

20.	Comment — Under “Fund details — Principal risks,” if warranted, please add risk disclosure regarding the discontinuation of LIBOR.

Response — The Trust has reviewed and does not believe that the discontinuation of LIBOR is a principal risk of the Funds. The Trust further notes that it includes risk relating to the discontinuation of LIBOR in the SAI as a non-principal risk.

21.	Comment — Under the heading “Fund details — Who’s who,” please clarify what is meant by “Advisory fee on other assets” (emphasis added) and how this relates to the management fee to be paid.

Response — The Trust notes that the term “other assets” refers to assets of non-affiliated underlying funds. The Trust notes that this is clarified in the paragraph immediately under the heading “Management fees” which states that: “The fund pays the advisor a management fee for its services to the fund. The advisor in turn pays the fees of the subadvisor. The management fee has two components: (1) a fee on assets invested in a fund of John Hancock Funds II (JHF II) or John Hancock Funds III (JHF III); and (2) a fee on assets invested in investments other than a fund of JHF II or JHF III (other assets).” (Emphasis added.) Consequently, the Trust believes that no changes are necessary in response to this comment.

22.	Comment — Under the heading “Fund details — Who’s who,” please specify the fiscal period covered by the shareholder report in which the Board’s approval process is expected to be disclosed.

Response — Currently, the date on which the Fund is expected to begin investment operations is not certain. Accordingly, it is not possible for the Fund to determine the fiscal period covered by the shareholder report in which the Board’s approval process is expected to be disclosed. Consequently, the Trust believes that no change is necessary in response to this comment.

23.	Comment — Under the heading “Fund details — Additional information about fund expenses,” please include a discussion of the Funds’ contractual waivers that are disclosed in the “Annual Fund Operating Expenses” tables.

Response — The Trust respectfully notes that General Instruction C.3.(a) to Form N-1A states that “[i]nformation that is included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus.” As the contractual

Page 7 September 10, 2020

fee waiver information is disclosed in response to Item 3 of Form N-1A it need not be repeated under “Who’s who—Additional information about fund expenses.” The Trust further notes that it discloses contractual waivers that impact the fee table in footnotes to the fee table (as required by Item 3 of Form N-1A), but discloses contractual waivers that do not impact the fee table and voluntary waivers in “Who’s who - Additional information about fund expenses.” Therefore, the Trust respectfully declines to make any changes in response to this comment.

B.	Comment Applicable Only to Multimanager 2065 Lifetime Portfolio Prospectus
24.	Comment — Please confirm that Appendix 1 lists all financial intermediaries that offer sales charge waivers other than those described in the prospectus, as well as the details of each such arrangements.

Response — Supplementally, the Trust confirms that Appendix 1 currently lists all such intermediaries and the details of such arrangements that are known to the Trust at this time. As other intermediaries make determinations regarding fee waivers, the Trust will monitor such developments and will consider whether additional future filings to add such disclosure are necessary.

C.	Comment Applicable to the SAI
25.	Comment — Under “Investment Management Arrangements and Other Services — The subadvisory agreement — subadvisory fees,” please disclose the method of calculating the subadvisory fees payable to the subadvisor.

Response — The Trust respectfully incorporates the response provided to the Staff by John Hancock Investment Trust, another registrant in the John Hancock family of funds, in its February 26, 2019 letter responding to this comment.

D.	Comment Applicable to the Part C
26.	Comment — Please hyperlink the documents incorporated by reference in response to Item 31.

Response — The Trust will make the requested change.

_____________________________________________________

The Trust, on behalf of the Funds, intends to file definitive forms of prospectus and SAI that will reflect the above responses to the staff’s comments. If you have any questions, please call me at (617) 951-9053.

Sincerely,

/s/ Abigail P. Hemnes
Abigail P. Hemnes

Cc:	Ariel Ayanna, Assistant Secretary of the Trust

Page 8 September 10, 2020

Appendix A

Fee Tables

JHF II Multimanager 2065 Lifetime Portfolio - Class A,I,R2,R4,R5,R6 Shares

Fees and expenses

This table describes the fees and expenses you may pay if you buy, sell, and hold shares of the fund. You may qualify for sales charge discounts on Class A shares if you and your family invest, or agree to invest in the future, at least $50,000 in the John Hancock family of funds. Intermediaries may have different policies and procedures regarding the availability of front-end sales charge waivers or contingent deferred sales charge (CDSC) waivers (See Appendix 1 - Intermediary sales charge waivers, which includes information about specific sales charge waivers applicable to the intermediaries identified therein). Although the fund does not impose any sales charges on Class I shares, you may pay commissions to your broker on your purchases and sales of Class I shares, which are not reflected in the table and example below. More information about these and other discounts is available from your financial representative and on pages 26 to 28 of the prospectus under “Sales charge reductions and waivers” or pages 90 to 94 of the fund’s Statement of Additional Information under “Sales Charges on Class A Shares.”

Shareholder fees (%) (fees paid directly from your investment)	A	I	R2	R4	R5	R6
Maximum front-end sales charge (load) on purchases, as a % of purchase price	5.00	None	None	None	None	None
Maximum deferred sales charge (load) as a % of purchase or sale price, whichever is less	1.00 (on certain purchases, including those of $1 million or more)	None	None	None	None	None
Small account fee (for fund account balances under $1,000) ($)	20	None	None	None	None	None

Annual fund operating expenses (%) (expenses that you pay each year as a percentage of the value of your investment)	A	I	R2	R4	R5	R6
Management fee	0.16	0.16	0.16	0.16	0.16	0.16
Distribution and service (Rule 12b-1) fees	0.30	0.00	0.25	0.25	0.00	0.00
Other expenses
Service plan fee	0.00	0.00	0.25	0.10	0.05	0.00
Additional other expenses	2.56	2.56	2.45	2.45	2.45	2.45
Total other expenses[1]	2.56	2.56	2.70	2.55	2.50	2.45
Acquired fund fees and expenses[2]	0.69	0.69	0.69	0.69	0.69	0.69
Total annual fund operating expenses	3.71	3.41	3.80	3.65	3.35	3.30
Contractual expense reimbursement[3]	–2.61	–2.61	–2.61	–2.71[4]	–2.61	–2.61
Total annual fund operating expenses after expense reimbursements	1.10	0.80	1.19	0.94	0.74	0.69

1	“Other expenses” have been estimated for the fund’s first year of operations.

2	“Acquired fund fees and expenses” are based on the estimated indirect net expenses associated with the fund’s anticipated investments in underlying investment companies.

3	The advisor contractually agrees to reduce its management fee or, if necessary, make payment to the fund in an amount equal to the amount by

Page 9 September 10, 2020

which certain expenses, including acquired fund fees, exceed 0.68% of the fund’s average daily net assets. This agreement expires on December 31, 2021, unless renewed by mutual agreement of the fund and the advisor based upon a determination that this is appropriate under the circumstances at that time.

4	The distributor contractually agrees to limit its Rule 12b-1 fees for Class R4 shares to 0.15%. This agreement expires on December 31, 2021, unless renewed by mutual agreement of the fund and the distributor based upon a determination that this is appropriate under the circumstances at that time.

Expense example

This example is intended to help you compare the cost of investing in the fund with the cost of investing in other mutual funds. Please see below a hypothetical example showing the expenses of a $10,000 investment for the time periods indicated and then assuming you sell all of your shares at the end of those periods. The example assumes a 5% average annual return and that fund expenses will not change over the periods. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

Expenses ($)	A	I	R2	R4	R5	R6
1 year	607	82	121	96	76	70
3 years	1,348	804	920	866	786	771

JHF II Multi-Index 2065 Lifetime Portfolio - Class R4 and R6 Shares

Fees and expenses

This table describes the fees and expenses you may pay if you buy, hold, and sell shares of the fund.

Shareholder fees (fees paid directly from your investment)	R4	R6
Maximum front-end sales charge (load)	None	None
Maximum deferred sales charge (load)	None	None

Annual fund operating expenses (%) (expenses that you pay each year as a percentage of the value of your investment)	R4	R6
Management fee	0.24	0.24
Distribution and service (Rule 12b-1) fees	0.25	0.00
Other expenses
Service plan fee	0.10	0.00
Additional other expenses	5.41	5.41
Total other expenses[1]	5.51	5.41
Acquired fund fees and expenses[2]	0.34	0.34
Total annual fund operating expenses	6.34	5.99
Contractual expense reimbursement[3]	–5.62[4]	–5.52
Total annual fund operating expenses after expense reimbursements	0.72	0.47

1	“Other expenses” have been estimated for the fund’s first year of operations.

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2	“Acquired fund fees and expenses” are based on the estimated indirect net expenses associated with the fund’s anticipated investments in underlying investment companies.

3	The advisor contractually agrees to reduce its management fee or, if necessary, make payment to the fund in an amount equal to the amount by which certain expenses, including acquired fund fees, exceed 0.46% of the fund’s average daily net assets. This agreement expires on December 31, 2021, unless renewed by mutual agreement of the fund and the advisor based upon a determination that this is appropriate under the circumstances at that time.

4	The distributor contractually agrees to limit its Rule 12b-1 fees for Class R4 shares to 0.15%. This agreement expires on December 31, 2021, unless renewed by mutual agreement of the fund and the distributor based upon a determination that this is appropriate under the circumstances at that time.

Expense example

This example is intended to help you compare the cost of investing in the fund with the cost of investing in other mutual funds. Please see below a hypothetical example showing the expenses of a $10,000 investment for the time periods indicated and then assuming you sell all of your shares at the end of those periods. The example assumes a 5% average annual return and that fund expenses will not change over the periods. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

Expenses ($)	R4	R6
1 year	74	48
3 years	1,378	1,288

JHF II Multi-Index 2065 Preservation Portfolio - Class R2,R4,R6 Shares

Fees and expenses

This table describes the fees and expenses you may pay if you buy, hold, and sell shares of the fund.

Shareholder fees (%) (fees paid directly from your investment)	R2	R4	R6
Maximum front-end sales charge (load)	None	None	None
Maximum deferred sales charge (load)	None	None	None

Annual fund operating expenses (%) (expenses that you pay each year as a percentage of the value of your investment)	R2	R4	R6
Management fee	0.19	0.19	0.19
Distribution and service (Rule 12b-1) fees	0.25	0.25	0.00
Other expenses
Service plan fee	0.25	0.10	0.00
Additional other expenses	1.57	1.57	1.57
Total other expenses[1]	1.82	1.67	1.57
Acquired fund fees and expenses[2]	0.39	0.39	0.39
Total annual fund operating expenses	2.65	2.50	2.15

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Contractual expense reimbursement[3]	–1.67	–1.77[4]	–1.67
Total annual fund operating expenses after expense reimbursements	0.98	0.73	0.48

1	“Other expenses” have been estimated for the fund’s first year of operations.

2	“Acquired fund fees and expenses” are based on the estimated indirect net expenses associated with the fund’s anticipated investments in underlying investment companies.

3	The advisor contractually agrees to reduce its management fee or, if necessary, make payment to the fund in an amount equal to the amount by which certain expenses, including acquired fund fees, exceed 0.47% of the fund’s average daily net assets. This agreement expires on December 31, 2021, unless renewed by mutual agreement of the fund and the advisor based upon a determination that this is appropriate under the circumstances at that time.

4	The distributor contractually agrees to limit its Rule 12b-1 fees for Class R4 shares to 0.15%. This agreement expires on December 31, 2021, unless renewed by mutual agreement of the fund and the distributor based upon a determination that this is appropriate under the circumstances at that time.

Expense example

This example is intended to help you compare the cost of investing in the fund with the cost of investing in other mutual funds. Please see below a hypothetical example showing the expenses of a $10,000 investment for the time periods indicated and then assuming you sell all of your shares at the end of those periods. The example assumes a 5% average annual return and that fund expenses will not change over the periods. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

Expenses ($)	R2	R4	R6
1 year	100	75	49
3 years	664	609	511

JHF II Multi-Index 2065 Lifetime Portfolio – Class 1 Shares

Fees and expenses

This table describes the fees and expenses you may pay if you buy, hold, and sell shares of the fund.

Shareholder fees (%) (fees paid directly from your investment)	1
None

Annual fund operating expenses (%) (expenses that you pay each year as a percentage of the value of your investment)	1
Management fee	0.24
Distribution and service (Rule 12b-1) fees	0.05
Other expenses[1]	5.40
Acquired fund fees and expenses[2]	0.34
Total annual fund operating expenses	6.03

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Contractual expense reimbursement[3]	–5.52
Total annual fund operating expenses after expense reimbursements	0.51

1	“Other expenses” have been estimated for the fund’s first year of operations.

2	“Acquired fund fees and expenses” are based on the estimated indirect net expenses associated with the fund’s anticipated investments in underlying investment companies.

3	The advisor contractually agrees to reduce its management fee or, if necessary, make payment to the fund in an amount equal to the amount by which certain expenses, including acquired fund fees, exceed 0.46% of the fund’s average daily net assets. This agreement expires on December 31, 2021, unless renewed by mutual agreement of the fund and the advisor based upon a determination that this is appropriate under the circumstances at that time.

Expense example

This example is intended to help you compare the cost of investing in the fund with the cost of investing in other mutual funds. Please see below a hypothetical example showing the expenses of a $10,000 investment for the time periods indicated and then assuming you sell all of your shares at the end of those periods. The example assumes a 5% average annual return and that fund expenses will not change over the periods. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

Expenses ($)	1
1 year	52
3 years	1,299

JHF II Multi-Index 2065 Preservation Portfolio – Class 1 Shares

Fees and expenses

This table describes the fees and expenses that you may pay indirectly if shares of the fund are held by an exempt separate account of certain John Hancock insurance companies that fund exempt group annuity contracts issued by those insurance companies to qualified retirement plans. They are based on expenses incurred during the fund’s most recent fiscal year expressed as a percentage of the fund’s average net assets during the year. The fees and expenses do not reflect fees and expenses of any separate account that may use the fund as its underlying investment option and would be higher if they did.

Shareholder fees (%) (fees paid directly from your investment)	1
None

Annual fund operating expenses (%) (expenses that you pay each year as a percentage of the value of your investment)	1
Management fee	0.19
Distribution and service (Rule 12b-1) fees	0.05
Other expenses[1]	1.56
Acquired fund fees and expenses[2]	0.39

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Total annual fund operating expenses	2.19
Contractual expense reimbursement[3]	–1.67
Total annual fund operating expenses after expense reimbursements	0.52

1	“Other expenses” have been estimated for the fund’s first year of operations.

2	“Acquired fund fees and expenses” are based on the estimated indirect net expenses associated with the fund’s anticipated investments in underlying investment companies.

3	The advisor contractually agrees to reduce its management fee or, if necessary, make payment to the fund in an amount equal to the amount by which certain expenses, including acquired fund fees, exceed 0.47% of the fund’s average daily net assets. This agreement expires on December 31, 2021, unless renewed by mutual agreement of the fund and the advisor based upon a determination that this is appropriate under the circumstances at that time.

Expense example

This example is intended to help you compare the cost of investing in the fund with the cost of investing in other mutual funds. Please see below a hypothetical example showing the expenses of a $10,000 investment for the time periods indicated and then assuming you sell all of your shares at the end of those periods. The example assumes a 5% average annual return and that fund expenses will not change over the periods. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

Expenses ($)	1
1 year	53
3 years	524

JHF II Multimanager 2065 Lifetime Portfolio – Class 1 Shares

Fees and expenses

This table describes the fees and expenses that you may pay indirectly if shares of the fund are held by an exempt separate account of certain John Hancock insurance companies that fund exempt group annuity contracts issued by those insurance companies to qualified retirement plans. They are based on expenses incurred during the fund’s most recent fiscal year expressed as a percentage of the fund’s average net assets during the year. The fees and expenses do not reflect fees and expenses of any separate account that may use the fund as its underlying investment option and would be higher if they did.

Shareholder fees (%) (fees paid directly from your investment)	1
None

Annual fund operating expenses (%) (expenses that you pay each year as a percentage of the value of your investment)	1
Management fee	0.16
Distribution and service (Rule 12b-1) fees	0.05
Other expenses[1]	2.44

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Acquired fund fees and expenses[2]	0.69
Total annual fund operating expenses	3.34
Contractual expense reimbursement[3]	–2.61
Total annual fund operating expenses after expense reimbursements	0.73

1	“Other expenses” have been estimated for the fund’s first year of operations.

2	“Acquired fund fees and expenses” are based on the estimated indirect net expenses associated with the fund’s anticipated investments in underlying investment companies.

3	The advisor contractually agrees to reduce its management fee or, if necessary, make payment to the fund in an amount equal to the amount by which certain expenses, including acquired fund fees, exceed 0.68% of the fund’s average daily net assets. This agreement expires on December 31, 2021, unless renewed by mutual agreement of the fund and the advisor based upon a determination that this is appropriate under the circumstances at that time.

Expense example

This example is intended to help you compare the cost of investing in the fund with the cost of investing in other mutual funds. Please see below a hypothetical example showing the expenses of a $10,000 investment for the time periods indicated and then assuming you sell all of your shares at the end of those periods. The example assumes a 5% average annual return and that fund expenses will not change over the periods. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

Expenses ($)	1
1 year	75
3 years	783